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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                              TAT Technologies Ltd.

6-K Items

1. Press Release re TAT Technologies Reports Third Quarter 2004 Results dated November 17, 2004.

                                                                          ITEM 1


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Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Reports Third Quarter 2004 Results

Tuesday November 16, 9:45 am ET

GEDERA, Israel, November 16 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories mainly used in aircraft, reported today a net profit of $1,011,563 on sales of $8,411,778 gained in the third quarter ended September 30, 2004 compared to a net profit of $962,612 on sales of $ 6,996,512 for the same period of 2003.

For the first nine months the company reported a net profit of $2,833,229 on sale of 25,172,455 compared to a net profit of $2,962,047 on sale of $23,329,003 for the same period of 2003.

Sales for the third quarter increased by 20.23% compared to the same quarter last year.

The net profit of the company for the quarter is 12.02% of sales.

Pursuant to the depletion of tax credits accumulated by the company in former years, the total income tax payment by the company and its subsidiary for the nine months of 2004 amounts to $1,319,953 compared to $926,304 for the same period of 2003.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

    AT THE COMPANY

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411


                                      TAT TECHNOLOGIES LTD.
                             CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Amounts in Thousands U.S $, Unaudited)

                                Nine Months Ended  Three Months Ended

                                      September 30          September 30
                                   2004        2003       2004       2003

                                     ($)        ($)        ($)        ($)
    Revenues                      25,172     23,329      8,412      6,997
    Gross Profit                   8,655      8,473      2,690      2,688
    R&d Expenses                      98         99         29         35
    Other Income                      47        128         14         33
    Income from Operations         4,153      3,888      1,309      1,325
    before Income Taxes
    Income Tax                     1,320        926        297        362
    Net Income                     2,833      2,962      1,012        963
    Earnings Per Share            $ 0.56     $ 0.66     $ 0.17     $ 0.21

    Weighed Average Shares     5,058,928  4,483,516  6,042,671  4,483,516
    Outstanding



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: November 17, 2004